EXHIBIT 99.4

                            FORM 10-Q

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

(Mark One)

  [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES AND EXCHANGE ACT OF 1934

For the quarterly period ended          September 30, 1995

                               OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to
Commission file number                           0-18319


                  WEST JERSEY BANCSHARES, INC.
     (Exact name of registrant as specified in its charter)

           New Jersey                          22-2981247
(State or other jurisdiction               (I.R.S. Employer
 of incorporation or organization)          Identification No.)

         165 Passaic Avenue, Fairfield, New Jersey 07004
            (Address of principal executive offices)
                           (Zip Code)

                        (201) 808-0007

      (Registrant's telephone number, including area code)

                            Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X     No

     As of November 1, 1995, the number of shares outstanding of the Registrant's Common Stock, no par value per share, was 1,958,196 shares.

No Exhibits
13 Pages

                  WEST JERSEY BANCSHARES, INC.


                              INDEX

                 PART I - FINANCIAL INFORMATION


Item 1. Financial Statements
                                                             PAGE

        Consolidated Statements of Financial Condition as of    3
        September 30, 1995 and December 31, 1994.

        Consolidated Statements of Operations for the Three     4
        and Nine Months Ended September 30, 1995 and
        September 30, 1994.

        Consolidated Statements of Cash Flows for the Nine      5
        Months Ended September 30, 1995 and 1994.

        Notes to Consolidated Financial Statements for the
        Nine Months Ended September 30, 1995.                   6


Item 2. Management's Discussion and Analysis of Financial
        Condition and Results of Operations                  7-11


                   PART II - OTHER INFORMATION


Item 1. Legal Proceedings                                      12


Item 2. Changes in Securities                                  12


Item 3. Defaults upon Senior Securities                        12

Item 4. Submission of Matters to a Vote of Security Holders    12

Item 5. Other Information                                      12

Item 6. Exhibits and Reports on Form 8-K                       12

        Signatures                                             13

                  WEST JERSEY BANCSHARES, INC.
         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                     September 30, 1995   December 31, 1994
                                            (Dollars in Thousands)
ASSETS
Cash and Due From Banks                 $      4,200        $      5,021
Federal Funds Sold                             1,275                 300
Total cash and cash equivalents                5,475               5,321
Investment Securities: (approximate
 market value of $15,055 in 1995
 and $17,573 in 1994)                         15,027              18,197
Loans less allowance for Loan Losses of
 $585 in 1995 and $569 for 1994               70,553              65,888
 Loans Available For Sale                   2,573               1,782
Premises and Equipment, Net                      655                 692
Accrued Interest Receivable                      691                 539
Other                                            336                  63
Total Assets                            $     95,310        $     92,482


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
 Deposits
  Demand - Non-Interest Bearing         $     14,338        $     14,672
  Savings                                     12,249              14,307
  Money Market Accounts                        9,960              10,246
  Time                                        50,080              45,512
    Total Deposits                            86,627              84,737
 Accrued Expenses and Other Liabilities          593                 325
Total Liabilities                             87,220              85,062

STOCKHOLDERS' EQUITY:
 Preferred Stock (No par value,
   5,000,000 shares authorized, none
   issued and outstanding)                       -                   -

 Common Stock (No par value, 10,000,000
   shares authorized, 1,958,196 shares in
   1995 and 1,958,196 in 1994
   issued and outstanding)                     9,073               9,073
Accumulated Deficit                             (983)             (1,653)

  TOTAL STOCKHOLDERS' EQUITY                   8,090               7,420
  TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                 $    95,310       $      92,482

See accompanying notes to consolidated financial statements

                       WEST JERSEY BANCSHARES, INC.
                   CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Three Months       Nine Months
                                                      Ended              Ended
                                                   September 30,      September 30,
                                                    1995     1994      1995     1994
                                                   (Dollars in Thousands
                                                        Except Per Share Data)
Interest Income:
  Loans                                           $ 1,814  $ 1,369  $ 5,074  $ 3,720
  Investment Securities:
    U.S. Treasury                                      70       79      239      228
    U.S. Government Agencies                          176       99      549      291
  Federal Funds Sold                                   22       43      130      129
      Total Interest Income                         2,082    1,590    5,992    4,368
Interest Expense:
  Deposits
    Savings                                           116      124      354      397
    Money Market Accounts                              56       66      179      201
    Time                                              749      383    2,127      913
    Federal Funds Purchased and Securities
    Sold Under Agreement to Repurchase                  -        9        6       19
      Total Interest Expense                          921      582    2,666    1,530
Net Interest Income:                                1,161    1,008    3,326    2,838
  Provision for Loan Losses                            84       36      284       92
Net Interest Income after Provision
  For Loan Losses                                   1,077      972    3,042    2,746
Non-Interest Income:
  Service Fees on Deposit Accounts                     49       51      160      142
  Gain on Sale of Loans                               200      124      444      342
  Gain on Sale of Mortgage
  Loan Servicing Rights                                 -        -      223        -
  Other                                                14       15      124       33
    Total Non-Interest Income                         263      190      951      517
Non-Interest Expenses:
  Salaries and Employee Benefits                      492      425    1,468    1,235
  Net Occupancy                                        91       76      267      224
  Furniture and Equipment                              78       91      249      264
  Advertising and Business Development                 76       56      233      135
  Consulting and Professional Fees                     91       73      255      177
  Printing and Stationery                              32       32       97       88
  FDIC and Other Insurance                             13       56      136      159
  Data Processing and Other Services
    Purchased                                          39       34      119       93
  Loan Operating                                       32       21       93      117
  Audit and Accounting                                 29       32       83       92
  Other                                               126       86      323      233
    Total Non-Interest Expenses                     1,099      982    3,323    2,817
Net Income                                        $   241  $   180  $   670  $   446


Primary Weighted Average Number
  of Common Shares Outstanding                      1,998    1,958    1,958    1,920

Fully Diluted Weighted Average
  Number of Common Shares Outstanding               2,027    1,958    1,981    1,920


Primary earnings per share                        $   .12  $   .09  $   .34  $   .23

Fully diluted earnings per share                  $   .12  $   .09  $   .34  $   .23

See accompanying notes to consolidated financial statements

                       WEST JERSEY BANCSHARES, INC.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Nine Months     Nine Months
                                                                ended            ended
                                                            September 30,    September 30,
                                                                1995             1994
                                                                  (Dollars in Thousands)
Cash Flows From Operating Activities:
  Net income................................................  $      670     $        446
  Adjustments to reconcile net income to net cash provided
   by operating activities:
  Depreciation and amortization.............................         163              172
  Loan loss provision.......................................         284               92
  Changes in assets and liabilities:
   Loan originations available for sale.....................     (47,850)         (30,662)
   Proceeds from sale of loans..............................      47,503           32,807
   Gain on sale of loans....................................        (444)            (342)
   Increase in accrued expenses and other
      liabilities...........................................         268               82
   (Increase) in other assets and accrued
      interest receivable...................................        (425)             (60)
  Net cash provided by operating activities.................         169            2,535

Cash Flows From Investing Activities:
  Payment for leasehold improvements and purchase of
   equipment................................................        (126)            (247)
  Net (increase) in loans...................................      (4,949)          (9,218)
  Securities purchased......................................           -           (3,054)
  Proceeds from maturity of securities......................       2,971            1,000
  Principal repayment of mortgage-backed securities.........         199              296
  Net cash (used) in investing activities...................      (1,905)         (11,223)


Cash Flows From Financing Activities:
  Net Increase in Deposits..................................       1,890           12,751
  Net (decrease) in Securities
    sold under agreements to repurchase.....................           -           (1,146)
  Net proceeds from sale of common stock....................           -              344
  Net cash provided by financing activities................ .      1,890           11,949

        Net increase in cash and cash equivalents...........         154            3,261

Cash and cash equivalents, beginning of period..............       5,321            3,634

Cash and cash equivalents, end of period....................  $    5,475     $      6,895


Supplemental disclosures of cash flow information:
Cash paid during the year for interest......................  $    2,624     $      1,484

See accompanying notes to consolidated financial statements

WEST JERSEY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995


1.   Basis of Presentation


     The financial statements include the accounts of West Jersey Bancshares, Inc. (the "Company") and its wholly owned subsidiary, West Jersey Community Bank (the "Bank"). All material intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, these unaudited financial statements reflect all adjustments (which include only normal recurring adjustments) which are necessary to present fairly the financial position at September 30, 1995 and the results of operations and cash flows for the nine months ended September 30, 1995. Certain information and footnote disclosures required under generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These financial statements should be read in conjunction with the annual financial statements and notes thereto included in West Jersey Bancshares, Inc.'s Form 10-K for the fiscal year ended December 31, 1994.

     Operating results for the nine months ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995.

2.   Loans Consist of the Following:

                                           September 30, 1995
                                        (Dollars in Thousands)

Commercial and Industrial                       $  34,823
Consumer                                           17,222
Real Estate Mortgage Loans Held for Investment     18,655
Prepaid Dealer Reserve                                438
Less:  Allowance for Loan Losses                     (585)
     Loans Held for Investment                     70,553
Loans Available for Sale                            2,573
                                                $  73,126

3.   Income Tax

     For the nine month period, West Jersey Bancshares, Inc. did not require a provision for income tax. This resulted from the utilization of $693,000 of the net operating loss carryforward.

Item 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operations

     The following Management's Discussion and Analysis should be read in conjunction with the Management's Discussion and Analysis contained in the Company's Form 10-K for the fiscal year ending
December 31, 1994.

                      RESULTS OF OPERATIONS

Three Months Ended September 30, 1995
vs.
Three Months Ended September 30, 1994

     The Company experienced a net profit of $241,000 or $.12 per share in the three months of 1995 as compared to a net profit of $180,000 or $.09 per share in the comparable period from the prior year. This improvement is primarily attributable to the increase in the net interest income and non-interest income of the Company. These increases were offset by an increase in non-interest expense.

     Net interest income increased $153,000 or 15% to $1,161,000 in 1995 from $1,008,000 in 1994. This increase was the result of an increase in interest rates and in average interest earning assets of $12,724,000 from the prior comparable period. The increase in average interest earning assets is primarily attributable to an increase in average loans and average Investments of $11,799,000 and $3,124,000, respectively, from the prior comparable period. Commercial loans, Mortgage loans and Consumer loans increased $5,401,000, $4,407,000 and $1,991,000, respectively, from the prior year comparable period. Additionally, average Federal Funds Sold decreased $2,199,000 from the prior year comparable period.

     Funding the overall growth in average interest earning assets was an increase in average total deposits of $12,907,000. The largest increase of $13,503,000 occurred in Other Time deposits. Savings, Now accounts, Money Market CD's and Money Market accounts decreased $3,476,000, $753,000, $428,000 and
$408,000 while Demand Deposits and CD's over $100,000 increased $2,452,000 and $2,017,000 respectively from the prior year comparable period. Offsetting the increase in total deposits was a decrease in average Securities Sold under Agreement to Repurchase and Federal Funds Purchased of $563,000 and $172,000, respectively, from the prior year comparable period.

     Non-interest income increased by $73,000 to $263,000 in 1995 from $190,000 in 1994. This resulted primarily from an increase of $76,000 in gain on sale of loans, substantially all of which is a result of an increase in the Company's mortgage banking activities.

     Non-interest expense increased by $117,000 to $1,099,000 in 1995 from $982,000 in 1994. The most significant increases were attributable to increases in Salaries and Employee Benefits, Other Expense, Advertising and Business Development, Consulting and Professional Fees, and Net Occupancy of $67,000, $40,000, $20,000, $18,000 and $15,000 respectively, from the prior year comparable period. These increases are primarily a result of an increase in the company's mortgage banking activities and growth of deposits, from the prior year comparable period. These increases were primarily offset by a decrease in FDIC and Other Insurance of $43,000. During the quarter ended September 30, 1995 the Company received from the FDIC a one-time refund of $55,000.

              Nine Months Ended September 30, 1995
                               vs.
              Nine Months Ended September 30, 1994

     The Company experienced a net profit of $670,000 or $.34 per share in 1995 as compared to a net profit of $446,000 or $.23 per share in 1994.

     Net interest income increased $488,000 or 17% to $3,326,000 in the nine months ended September 30, 1995 from $2,838,000 in the comparable period of the prior year. The increase was the result of a significant increase in the average interest earning assets of $16,224,000 from the prior comparable period. The increase in average interest earning assets is attributable to an increase in average loans and average investments of $13,095,000 and $4,772,000, respectively, from the prior comparable period. Commercial Loans, Mortgage Loans and Consumer loans increased $5,566,000, $4,492,000 and $3,037,000 respectively, from the prior comparable period. Additionally, the increase in average interest earning assets was partially offset by a decrease in average federal funds sold of $1,643,000 from the comparable period in 1994.

     Funding the overall increase in average interest earning assets was an increase in average total deposits and federal funds purchased of $16,481,000 and $35,000, respectively, from the prior comparable period. The largest increase of $15,930,000 occurred in Other Time Deposits. Savings Accounts, Money Market Accounts and Now Accounts decreased $3,896,000, $649,000 and $642,000, respectively, from the prior year comparable period. CD's over $100, Demand deposits and Money Market CD's increased $3,330,000, $1,939,000, and $469,000, respectively, from the prior year comparable period.

     Non-interest income increased $434,000 to $951,000 in 1995 from $517,000 in 1994. This increase resulted primarily from the gain on sale of mortgage loan servicing rights of $223,000. The Company decided it was more cost effective to sell these mortgage loan servicing rights at this time than to service them over their remaining estimated life. Gain on sale of loans and other income increased $102,000 and $91,000, respectively, substantially all of which is as a result of an increase in the company's mortgage banking activities. There was also an increase in service fees on deposit accounts of $18,000 from the prior year comparable period.

     Non-interest expense increased $506,000 to $3,323,000 in 1995 from $2,817,000 in 1994. The most significant increases were attributable to increases in salaries and employee benefits, advertising and business development, other non-interest expense, consulting and professional fees, net occupancy and data processing and other services purchased of $233,000, $98,000, $90,000, $78,000, $43,000 and $26,000 respectively. These increases are primarily a result of an increase in the company's mortgage banking activities. These increases were partially offset by a decrease in loan operating expense, FDIC and other insurance and furniture and equipment of $24,000, $23,000 and $15,000, respectively, from the prior year comparable period. During the nine months ended September 30, 1995 the company received from the FDIC a one-time refund of $55,000.

     The Company's stockholders' equity at September 30, 1995 was $8,090,000 as compared to stockholders' equity of $7,420,000 on December 31, 1994. The increase in stockholders' equity was attributable to the net income of $670,000 for the first nine months of 1995. The primary role of capital in a bank is to provide a protective base against which losses can be offset, thereby preserving confidence in the institution by depositors, regulators and investors.

             Provision and Allowance for Loan Losses

     The Bank's allowance for loan losses is maintained at a level considered by management to be adequate to provide for future losses on existing loans based upon an evaluation of the loan portfolio, current economic conditions, volume and composition of the loan portfolio and other relevant factors.

     The provision for loan losses charged to net interest income for the nine months ending September 30, 1995 increased $192,000 from the prior comparable period, resulting in an allowance for loan losses of $585,000 at September 30, 1995. Net charge offs for the nine months ending September 30, 1995 was $269,000, compared with $84,000 for the same period in 1994. The increase in the provision for loan losses being charged to net interest income for the nine month period ending September 30, 1995 as compared to the prior year comparable period is due to the increase in volume and seasoning of the loan portfolio.

     As of September 30, 1995, non-performing loans, which includes non-accrual and ninety days or more past due loans, decreased by $764,000 to $0 from $764,000 at December 31, 1994. The bank's allowance for loan losses at September 30, 1995 represents .80% of total loans. For further discussion with regard to risk related characteristics of the loan portfolio, please reference the Management's Discussion and Analysis contained in the Company's Form 10-K for the fiscal year ended December 31, 1994.

                 Liquidity and Capital Resources

     Liquidity is the Bank's ability to meet its cash flow requirements in terms of customer loan demand and deposit withdrawals. The liquidity required to fund the needs of the Bank's customers is achieved by converting readily marketable assets to cash, the receipt of loan payments and the maturing of earning assets. A stable deposit base also improves the Bank's liquidity position. This stems from the fact that stable deposits do not require significant amounts of liquidity to support net short-term or intermediate-term demands of customers.

     Management considers the Bank's present liquidity position to be sufficient to meet its foreseeable needs. Liquidity currently is provided through a variety of sources, one of the most significant of which being the Bank's deposits, which total $86,627,000 as of September 30, 1995.

     Liquidity can also be obtained by converting readily marketable assets to cash, which includes cash and due from banks as well as federal funds sold, which totaled $5,475,000 or 5.74% of total assets, as of September 30, 1995. Additionally, a source of liquidity to the Bank is Federal Funds Purchased and the sale of securities sold under agreements to repurchase. These sources generally have terms of one day and 31 to 90 days, respectively, and are utilized as alternative sources of funds to supplement deposits.

     Other sources of liquidity include funds received from the repayment of loans, as well as the ability of the Bank as a member of the Federal Reserve System to borrow from the discount window operated by the Federal Reserve. The purpose of the discount window is to make available to financial institutions a source of liquidity when other sources of funding are not available or feasible.

     The Company's net interest income is affected by changes in market interest rates. The Company attempts to manage its interest rate sensitivity to limit the risk of interest rate fluctuations and to maximize interest margins. For further discussion relative to interest rate sensitivity, please refer to the Management's Discussion and Analysis contained in the Company's Form 10-K for the fiscal year ended December 31, 1994.

     Capital adequacy is a measure of the amount of capital needed to sustain asset growth while providing safety for depositors' funds and stockholders' investments by acting as a buffer to absorb losses. The Bank and the Company are committed to improving their capital position and regularly evaluate their requirements for equity capital.

     The Federal Reserve has issued regulations requiring banks and bank holding companies (banking organizations) to maintain minimum levels of capital as a percentage of risk-weighted assets. Under these rules, a banking organization's assets and certain off-balance sheet activities are classified into categories, with the least capital required for the category deemed to have the least risk, and the most capital required for the category deemed to have the most risk. Under the currently effective regulations, banking organizations are required to maintain total capital of 8% of risk-weighted assets, half of which must be "core" or "tier 1" capital. The following tables set forth the calculation of risk-weighted capital at the dates indicated:

Calculation of Risk-weighted Capital*
                                                September 30,  December 31,
                                                    1995            1994
                                                   (Dollars in Thousands)
 Total stockholders' equity..................   $   7,685      $   7,010
  (Tier 1 Capital)
Allowance for loan losses....................         585            569
    (limited to 1.25% of gross
  risk-weighted assets)
Total Capital................................   $   8,270      $   7,579

Risk-weighted assets.........................   $  69,017      $  65,195
Risk-weighted off-balance
 sheet items.................................       2,225          1,635
Total risk-weighted assets...................   $  71,242      $  66,830

Tier 1 capital as a percentage
 of total risk-weighted assets...............       10.79%         10.49%
Total capital as a percentage
 of total risk-weighted assets...............       11.61%         11.34%

* Calculation of risk-weighted capital is performed on a stand-alone basis for West Jersey Community Bank.

     The Federal Reserve has also issued regulations mandating leverage-based capital adequacy standards, under which banking organizations must maintain a ratio of tier 1 capital to total assets (not weighted by risk) of at least 3.00%. The 3.00% ratio applies only to strong banking organizations with well-diversified risk and a composite ("CAMEL") rating of 1 (the highest) under the appropriate rating system. Banking organizations with a lower CAMEL rating (from 2-5), such as the Bank, are required to maintain a ratio of at least 4.00% to 5.00%, to be determined on a case-by-case basis. At September 30, 1995 and December 31, 1994, the Bank's leverage capital ratios were 8.10% and 7.61%, respectively.

                   Part II - OTHER INFORMATION

Item 1.   Legal Proceedings

          Not Applicable


Item 2.   Changes in Securities

          Not Applicable


Item 3.   Defaults upon Senior Securities

          Not Applicable

Item 4.   Submission of Matters to a Vote of Security Holders

          Not Applicable

Item 5.   Other Information

          On September 29, 1995 the Board of Directors of West Jersey Bancshares, Inc. signed a definitive agreement with Sovereign Bancorp of Wyomissing, PA., wherein Sovereign agreed to purchase West Jersey Bancshares Inc. for approximately $17,000,000 (subject to adjustment) or about two times book value of West Jersey. Sovereign's stock is quoted on NASDAQ's National Market System. This transaction is subject to stockholder and various regulatory approvals and we anticipate the process to be completed in early 1996. The Agreement calls for Sovereign to exchange its common stock for the common stock of West Jersey Bancshare's stock, at an exchange ratio (subject to adjustment) of .7938 shares of Sovereign common stock for each share of West Jersey Bancshares common stock and a corresponding percentage of Sovereign Stock Purchase Rights. For purposes of the merger, West Jersey common stock was initially valued at $8.40 per share.

Item 6.   Exhibits and Reports on Form 8-K

          Not Applicable

                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              WEST JERSEY BANCSHARES, INC.

Date:  November 2, 1995       By:  /s/ John A. Van Voorhis
                                   John A. Van Voorhis,
                                   President and Chief
                                   Executive Officer